December 18, 2024

Angshuman (Bubai) Ghosh
Chief Executive Officer
Ribbon Acquisition Corp.
Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023
Japan

       Re: Ribbon Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 6, 2024
           File No. 333-281806
Dear Angshuman (Bubai) Ghosh:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Use of Proceeds, page 80

1. We refer to your disclosure that you will pay the sponsor $10,000 per month for office space and other services. Please reconcile these disclosures with your Use of Proceeds table, which does not allocate any amount to these fees.
Description of Securities, page 130

2. We note your exhibits 3.1 and 3.2, contain an exclusive forum provision that designates the courts of the Cayman Islands as having jurisdiction over claims in connection with the Memorandum of Association. Please revise your prospectus to
 December 18, 2024
Page 2

       include a discussion of this provision, its applicability to Securities Act or Exchange
       Act claims, whether there is a question as to whether a court would enforce the provision, and appropriate risk factor disclosure, such as risks related to increased costs to bring a claim and that the provision may discourage claims or limit investors'
       ability to bring a claim in a judicial forum they find favorable. Also add disclosure regarding your rights to discuss the exclusive forum provision for your rights.
Exhibits

3. We note your disclosures throughout your prospectus indicating that the funds held in the trust account will only be released to pay taxes, such as your statement on page
       109 that "[e]xcept for interest earned on the funds held in the trust account that may be released to us to pay our tax obligations, the proceeds held in the trust account will not be released until the earlier of . . ." However, the permitted withdrawal instruction letter attached as Exhibit E to the Investment Management
Trust
       Agreement filed as Exhibit 10.2 states that it is seeking the withdrawal of interest income to fund working capital requirements and your trust agreement also refers to funds used for dissolution expenses. Please revise your disclosures throughout your prospectus to ensure consistency with your exhibit.
4.     The trust account termination letter attached as Exhibit A to the
Investment
       Management Trust Agreement filed as Exhibit 10.2 states that    [o]n the
       Consummation Date (i) counsel for the Company shall deliver to you written
       notification that the Business Combination has been consummated, or will be
       consummated substantially, concurrently with your transfer of funds to the accounts . .
       ." Nasdaq Listing Rule IM-5101-2(a) states that    [a]t least 90% of the
gross proceeds .
       . . must be deposited in a trust account maintained by an independent
trustee.    It is
       unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise to address this inconsistency.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Shane Wu, Esq.